

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 22, 2007

Mr. Guy Elliott
Finance Director
Rio Tinto Plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

> **Re:** **Rio Tinto plc & Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 23, 2006**
> **Response Letter Dated March 30, 2007**
> **File No. 1-10533 & 0-20122**

Dear Mr. Elliott:

We have reviewed your response and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Rio Tinto Plc – Rio Tinto Limited

Note 1 - Principal Accounting Policies

(m) Deferred Tax

1. Please modify your disclosure regarding deferred tax recognition associated with those assets and liabilities that are subject to your interpretation of the initial recognition exemption of IAS 12 including decommissioning obligations and related assets, and direct financing lease to address the following:

    *   Expand your accounting policy to provide clear disclosure of your interpretation of IAS 12 as it relates to the application of the initial

recognition exemption including a discussion of why you believe it is appropriate.

- Provide disclosure within your policy that indicates the existence of diversity in practice associated with the application of the initial recognition exemption.

- Indicate that this matter is currently the subject of an IASB/FASB convergence project and that the outcome of the convergence efforts may require you to change your accounting for deferred taxes in the future.

- For each fiscal year presented in your filing, disclose the amount of the balance sheet and income statement net "permanent difference" for which no deferred taxes have been provided. To the extent that the differences are material, we would anticipate these differences being reflected in your tax reconciliation footnote as well as your reconciliation to U.S. GAAP.

- Provide disclosure that indicates, if true, that these "permanent differences" will actually reverse in future periods.

Please contact us to discuss the above matter.

Note 51 – Rio Tinto Financial Information by Business Unit, page A-90

2.   We note your response to our prior comment numbers four and five in your letter dated March 30, 2007, including the financial statement disclosure that you have referred to in your response. As it appears based on your response that your product groups represent segments under the guidance of SFAS 131 and underlying earnings is the measure that your CODM use to track performance of the segments on a monthly basis, please modify your disclosure to present your measure of "underlying earnings" by segment. Please refer to the requirements of paragraphs 29 and 30 of SFAS 131.

3.   Please also indicate whether or not your CODM use the underlying earnings measure to allocate resources to the segment. Refer to paragraph 29 of SFAS 131.

4.   Please review the requirements of paragraphs 26-32 of SFAS 131 and modify your footnote disclosures to address the disclosure requirements of that standard.

Mr. Guy Elliott
Rio Tinto Plc & Rio Tinto Limited
May 22, 2007
page 3

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief